Exhibit 99.4
Royal Dutch Shell plc Annual General Meeting Admittance Card — Royal Dutch Shell Corporate Nominee The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 20, 2008, with an audiovisual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time). The Voting Instruction Form is for use only by participants in the Royal Dutch Shell Corporate Nominee who hold shares in Royal Dutch Shell plc registered in the name of Equiniti Corporate Nominees Limited. Attendance at the meeting If you wish to attend the Annual General Meeting in either The Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given on pages 16 and 17 of the Notice of Meeting. Voting arrangements It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting. Appointment of a proxy You can choose to instruct Equiniti Corporate Nominees Limited to vote in the way you specify or instruct them to appoint someone (called a proxy) to attend, speak and vote on your behalf. The proxy need not be a shareholder of the Company. If you instruct Equiniti Corporate Nominees Limited in either way you may still attend and vote at the meeting. If you wish to instruct Equiniti Corporate Nominees Limited to vote in the way you specify or instruct them to appoint a proxy, please complete the attached Voting Instruction Form and send it to our Registrar, Equiniti (the new name for Lloyds TSB Registrars) to be received no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). The Voting Instruction Form is pre-addressed, and no envelope is necessary if posted in the UK. If you prefer you may place the form in an envelope and address it to Equiniti, FREEPOST (SEA 7148), Aspect House, Spencer Road, Lancing, BN99 6BA. Non-UK residents If you are not resident in the UK and wish to instruct Equiniti Corporate Nominees Limited to vote in the way you specify or instruct them to appoint a proxy, please return the Voting Instruction Form in the enclosed pre-addressed international envelope (the pre-addressed Voting Instruction Form cannot be returned from outside the UK). No stamp is necessary on the pre-addressed envelope. Voting or appointing a proxy online You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk You will need your Reference Number, Card ID and Account Number which are shown on the attached Voting Instruction Form. Your votes must be registered by no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). More information is given on page 14 of the Notice of Meeting. Enquiries If you have any questions about how to complete the Voting Instruction Form please telephone Equiniti (the new name for Lloyds TSB Registrars) on 0800 169 1679 or +44 (0) 121 415 7073. Royal Dutch Shell plc Voting Instruction Form — Royal Dutch Shell Corporate Nominee ++ Reference Number Card ID Account Number You may instruct Equiniti Corporate Nominees Limited to either vote in the way you specify below or to appoint a proxy to attend, speak and vote on your behalf at the meeting. If you wish to give such an instruction, please read the notes overleaf and complete and return this Voting Instruction Form so that it is received no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008. If you give such an instruction, you may still attend, speak and vote at the meeting. + + 0001- 081-8 1 Adoption of Annual Report & Accounts 2 Approval of Remuneration R eport 3 Election of Dr. Josef Ackermann as a Director of the Company 4 Re-election of Sir Peter Job as a Director of the Company 5 Re-election of Lawrence Ricciardi as a Director of the Company 6 Re-election of Peter Voser as a Director of the Company 7 Re-appointment of Auditors 8 Remuneration of Auditors 9 Authority to allot shares 10 Disapplication of pre-emption rights 11 Authority to purchase own shares 12 Authority for certain donations and expenditure 13 Amendments to Long-term Incentive Plan 14 Amendments to Restricted Share Plan 15 Adoption of new Articles of Association To: Equiniti Corporate Nominees Limited At the Annual General Meeting of Royal Dutch Shell plc (the ‘Company’) to be held on Tuesday May 20, 2008 and at any adjournment of that meeting, I/we hereby direct you to: either: cast the votes relating to the shares in the Company held on my/our behalf in the Royal Dutch Shell Corporate Nominee as shown below. or: appoint the person named in this box as my/our proxy to attend, speak and vote on my/our behalf as shown below. ¦¦Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 3 overleaf). ¦¦Please mark this box if signing on behalf of the shareholder under a power of attorney (see Note 1 overleaf) or as duly authorised officer of a corporation (see Note 4 overleaf). Date Signed Please mark with an X in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote. * See Note 2 overleaf ForAgainstVoteWithheldForAgainstVoteWithheld ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ ¦¦¦¦¦¦ *

RESPONSE LICENCE No. SEA 7148 RESPONSE LICENCE No. SEA 7148 2 22 EquinitiAspect HouseSpencer RoadLANCINGBN99 6BA Poll Card (Instructions on voting will be given at the meeting) ForAgainstVoteWithheld ForAgainstVoteWithheld 1 Adoption of Annual Report & Accounts ¦ ¦¦¦ ¦¦¦ ¦¦7 Re-appointment of Auditors ¦ ¦¦¦ ¦¦¦ ¦¦ 2 Approval of Remuneration Report ¦ ¦¦¦ ¦¦¦ ¦¦8 Remuneration of Auditors ¦ ¦¦¦ ¦¦¦ ¦¦ 3 Election of Dr. Josef Ackermann as a 9 Authority to allot shares ¦ ¦¦¦ ¦¦¦ ¦¦ Director of the Company ¦ ¦¦¦ ¦¦¦ ¦¦10 Disapplication of pre-emption rights ¦ ¦¦¦ ¦¦¦ ¦¦ 4 Re-election of Sir Peter Job as a 11 Authority to purchase own shares ¦ ¦¦¦ ¦¦¦ ¦¦ Director of the Company ¦ ¦¦¦ ¦¦¦ ¦¦12 Authority for certain donations 5 Re-election of Lawrence Ricciardi as and expenditure ¦ ¦¦¦ ¦¦¦ ¦¦ a Director of the Company ¦ ¦¦¦ ¦¦¦ ¦¦13 Amendments to Long-term Incentive Plan ¦ ¦¦¦ ¦¦¦ ¦¦ 6 Re-election of Peter Voser 14 Amendments to Restricted Share Plan ¦ ¦¦¦ ¦¦¦ ¦¦ as a Director of the Company ¦ ¦¦¦ ¦¦¦ ¦¦15 Adoption of new Articles of Association ¦ ¦¦¦ ¦¦¦ ¦¦ Date Signed Corporate Representatives By submitting this poll card, a corporate representative who is the Designated Corporate Representative (‘DCR’) for a shareholder casts (or withholds) the total number of votes he or she is directed to cast (or withhold) by any other corporate representatives for that shareholder as shown in, and in accordance with, the directions cards submitted (or via the electronic handsets used) by them before the close of the poll, in addition to casting (or withholding) any votes specified in this poll card. If you are not the DCR you are hereby giving directions to cast (or withhold) votes on a poll as specified in this poll card to the person who is the DCR of the shareholder who has also appointed you as corporate representative. Notes 1 The Voting Instruction Form must be signed and dated by the appointer or the appointer’s attorney and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). If your form arrives late or unsigned it will not be valid and will not replace any earlier Voting Instruction Form we have received. 2 If you wish to appoint a proxy and the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Voting Instruction Form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). 3 To appoint more than one proxy, (an) additional Voting Instruction Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which he or she is authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in an envelope (see overleaf for address). 4 Where the appointor is a corporation, this Voting Instruction Form must be under seal or under the hand of an officer or attorney duly authorised. 5 In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in respect of such joint holding. For further information see page 13 of the Notice of Meeting. 6 If you appoint a proxy, he or she may attend the meeting, speak and vote on a poll or show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy will vote (or abstain from voting) as he or she thinks fit on that resolution and will vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting. 7 If you fill in and return this Voting Instruction Form, you will still be able to attend, speak and vote at the meeting. The admittance card overleaf authorises you to do this. 8 In the absence of instructions to Equiniti Corporate Nominees Limited or absence of appointment of a proxy, no vote will be cast in respect of the shares held on your behalf. 9 The ‘vote withheld’ option is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution. Paper is produced using wood fibre from fully sustainable forests. Pulps are Elemental Chlorine Free (ECF).